EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,000,887.49	0.00009270	$370.88
Total Transaction Valuation	$4,000,887.49
Total Fees Due for Filing			$370.88
Total Fees Previously Paid	—		$373.67
Total Fee Offsets			—
Net Fee Due			—

1